UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON 6-K

Amendment to Convertible Loan Note Agreements and Conversion

WEBUY GLOBAL LTD, a Cayman Islands exempted company (the “Company”), announces that on February 17, 2026, it completed the conversion of certain outstanding convertible loans previously extended to New Retail International Pte. Ltd., the Company’s wholly owned subsidiary (the “Borrower”), by two lenders, Hong Haicheng and Chen Yonglong (the “Lenders”).

The Borrower had previously entered into (i) a Convertible Loan Note Agreement dated November 2, 2022 with Hong Haicheng, and (ii) a Convertible Loan Note Agreement dated April 20, 2023 with Chen Yonglong (collectively, the “Original Convertible Loan Agreements”). On February 12, 2026, the parties entered into Amendment No. 1 to each of the Original Convertible Loan Agreements (the “Amendments”), pursuant to which, among other things, the Company joined as a party and agreed to issue its Class A ordinary shares, par value $0.0000462 per share, of the Company (the “Class A Ordinary Shares”) upon conversion of the outstanding principal amounts.

Pursuant to the Amendments and the respective conversion notices delivered by the Lenders on February 13, 2026, the outstanding principal amounts under the Original Convertible Loan Agreements were converted into an aggregate of 376,413 Class A Ordinary Shares of the Company (the “Conversion Shares”) at a conversion price of $1.19 per share, determined in accordance with the terms of the Amendments based on the market price of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market. Of the Conversion Shares issued: 133,387 Class A Ordinary Shares were issued to Hong Haicheng, and 243,026 Class A Ordinary Shares were issued to Chen Yonglong.

The Conversion Shares constituted approximately 10.56% of the Company’s issued and outstanding Class A Ordinary Shares as of the date of this current report. The Conversion Shares were issued in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), as transactions not involving a public offering. The Conversion Shares constitute restricted securities and are subject to applicable holding period and resale limitations pursuant to Rule 144 under the Securities Act of 1933, as amended.

The foregoing description of the Original Convertible Loan Agreements and the Amendments does not purport to be complete and is qualified in its entirety by reference to the full text of the Original Convertible Loan Agreements and the Amendments, form of which is attached as Exhibits 10.1 and 10.2 to this report on Form 6-K.

Private Placement

On February 19, 2026, the Company entered into a securities subscription agreement (the “Securities Subscription Agreement”) with Zheng Mingjie (the “Investor”) pursuant to which the Company will issue and sell to the Investor such number of Class A Ordinary Shares of the Company (the “PIPE Shares”) for an aggregate purchase price of US$1,000,000 (the “Purchase Price”) at a purchase price per share equal to 90% of the five (5)-trading day VWAP of the Company’s Class A Ordinary Shares on the Nasdaq Capital Market immediately preceding the closing date (the “Closing”). The Closing is expected to occur in early March 2026.

On February 20, 2026, the Company entered into an amendment (the “Amendment to the Securities Subscription Agreement”) to the Securities Subscription Agreement, pursuant to which the registration rights provisions were amended and restated to provide that the Company will file a resale registration statement on Form F-1 or, if eligible, Form F-3 within 45 days after Closing, use reasonable best efforts to cause it to become effective within 90 days after filing, and maintain its effectiveness for up to two years following Closing or until the resale of the shares thereunder.

The Company received the $600,000 on February 19, 2026, and expects to receive the remaining Purchase Price of $400,000 in early March 2026. The number of PIPE Shares to be issued to the Investor will be determined based on the purchase price, which will be calculated as described above upon the Closing.

The PIPE Shares to be issued in this private placement are expected to be exempt from the registration requirements of the U.S. Securities Act of 1933, as amended, pursuant to Section 4(a)(2) thereof, Regulation D promulgated thereunder, and/or Regulation S promulgated thereunder.

The foregoing summary of the Securities Subscription Agreements and the Amendment to the Securities Subscription Agreement does not purport to be complete and is subject to, and qualified in their entirety by, such documents filed as Exhibits 10.3 and 10.4 hereto and incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Debt Settlement

Webuy Travel Pte. Ltd. (“WTPL”), a company incorporated in Singapore and a wholly owned subsidiary of the Company, New Retail International Pte. Ltd. (“NRI”), a company incorporated in Singapore and a wholly owned subsidiary of the Company, and PT Travel With Webuy (“PTWW”), a company incorporated in Indonesia and a 99% owned subsidiary of WTPL (PTWW, NRI and together with WTPL, the “Subsidiaries”), have incurred accounts payable in the aggregate amount of US$688,404.92 to certain creditors in the ordinary course of business (collectively, the “Creditors”).

On February 17, 2026, the Company entered into a debt settlement agreement (the “Debt Settlement Agreement”) with the Creditors, pursuant to which the Company and each Creditor agreed to settle, discharge, and release all outstanding accounts payable owed by the Subsidiaries to the Creditors by way of a debt-to-equity swap, under which the Company would issue an aggregate of 593,453 Class A Ordinary Shares of the Company (the “Settlement Shares”), valued at US$1.16 per share, which was the closing price of the Company’s Class A Ordinary Shares, as reported by Nasdaq on February 13, 2026, in full and final satisfaction and discharge of the aggregate outstanding principal of US$688,404.92. Certain Creditors have directed the Company to issue and allot their respective Settlement Shares to Mao Hongliang (the “Designee”), a designated individual to receive the Settlement Shares on their behalf, while one remaining Creditor chose to receive the Settlement Shares directly in his own name.

On February 17, 2026, the Company issued the Settlement Shares to the Creditors (or their respective Designees, as applicable) in accordance with each Creditor’s direction. Upon issuance of such Settlement Shares, all outstanding obligations of the Company to the Creditors were fully discharged, released, and extinguished. The Settlement Shares constitute approximately 16.65% of the Company’s issued and outstanding Class A Ordinary Shares as of the date of this current report.

The foregoing description of the Debt Settlement Agreements is only a brief description of the material terms of the transaction documents and does not purport to be a complete description of the rights and obligations of the parties thereunder and such agreements are qualified in their entirety by reference to the full text of such documents, form of which is attached as Exhibit 10.5 to this report on Form 6-K.

As of the date of this current report, the Company had 3,563,336 Class A Ordinary Shares issued and outstanding.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Original Convertible Loan Note Agreement
10.2	Form of Amendment No. 1 to Convertible Loan Note Agreement, dated February 12, 2026
10.3	Securities Subscription Agreement, dated February 19, 2026
10.4	First Amendment to Securities Subscription Agreement, dated February 20, 2026
10.5	Form of Debt Settlement Agreement, dated February 17, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: February 25, 2026	By:	/s/ Bin Xue
		Name:	Bin Xue
		Title:	Chief Executive Officer

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